SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

GLU MOBILE, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

379890106

(CUSIP Number)

Hany M. Nada

2494 Sand Hill Road, Suite 100

Menlo Park, California  94025

(650) 475-2150

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 379890106		13D

1.	Name of Reporting Persons Granite Global Ventures II L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,089,177 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,089,177 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,089,177 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.2% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule is filed by Granite Global Ventures II L.P., GGV II Entrepreneurs Fund L.P., Granite Global Ventures II L.L.C., Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Ms. Jenny Lee (collectively, the “Reporting Persons”). These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)

Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 45,305,304 shares deemed to be outstanding, which includes (a) 30,810,304 shares reported to be outstanding as of July 30, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010, (b) an aggregate of 13,495,000 shares of Common Stock newly issued by the Issuer in the Sale and reported in the Issuer’s Form 8-K filed on July 6, 2010 and (c) the warrant shares.

CUSIP No. 379890106		13D

1.	Name of Reporting Persons GGV II Entrepreneurs Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,089,177 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,089,177 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,089,177 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.2% (3)

14.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 45,305,304 shares deemed to be outstanding, which includes (a) 30,810,304 shares reported to be outstanding as of July 30, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010, (b) an aggregate of 13,495,000 shares of Common Stock newly issued by the Issuer in the Sale and reported in the Issuer’s Form 8-K filed on July 6, 2010 and (c) the warrant shares.

CUSIP No. 379890106		13D

1.	Name of Reporting Persons Granite Global Ventures II L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware, United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,089,177 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,089,177 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,089,177 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.2% (3)

14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 45,305,304 shares deemed to be outstanding, which includes (a) 30,810,304 shares reported to be outstanding as of July 30, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010, (b) an aggregate of 13,495,000 shares of Common Stock newly issued by the Issuer in the Sale and reported in the Issuer’s Form 8-K filed on July 6, 2010 and (c) the warrant shares.

CUSIP No. 379890106		13D

1.	Name of Reporting Persons Ray A. Rothrock

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,089,177 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,089,177 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,089,177 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.2% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 45,305,304 shares deemed to be outstanding, which includes (a) 30,810,304 shares reported to be outstanding as of July 30, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010, (b) an aggregate of 13,495,000 shares of Common Stock newly issued by the Issuer in the Sale and reported in the Issuer’s Form 8-K filed on July 6, 2010 and (c) the warrant shares.

CUSIP No. 379890106		13D

1.	Name of Reporting Persons Anthony Sun

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,089,177 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,089,177 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,089,177 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.2% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 45,305,304 shares deemed to be outstanding, which includes (a) 30,810,304 shares reported to be outstanding as of July 30, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010, (b) an aggregate of 13,495,000 shares of Common Stock newly issued by the Issuer in the Sale and reported in the Issuer’s Form 8-K filed on July 6, 2010 and (c) the warrant shares.

CUSIP No. 379890106		13D

1.	Name of Reporting Persons Scott B. Bonham

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canada

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,089,177 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,089,177 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,089,177 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.2% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 45,305,304 shares deemed to be outstanding, which includes (a) 30,810,304 shares reported to be outstanding as of July 30, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010, (b) an aggregate of 13,495,000 shares of Common Stock newly issued by the Issuer in the Sale and reported in the Issuer’s Form 8-K filed on July 6, 2010 and (c) the warrant shares.

CUSIP No. 379890106		13D

1.	Name of Reporting Persons Joel D. Kellman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,089,177 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,089,177 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,089,177 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.2% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 45,305,304 shares deemed to be outstanding, which includes (a) 30,810,304 shares reported to be outstanding as of July 30, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010, (b) an aggregate of 13,495,000 shares of Common Stock newly issued by the Issuer in the Sale and reported in the Issuer’s Form 8-K filed on July 6, 2010 and (c) the warrant shares.

CUSIP No. 379890106		13D

1.	Name of Reporting Persons Jixun Foo

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,089,177 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,089,177 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,089,177 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.2% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 45,305,304 shares deemed to be outstanding, which includes (a) 30,810,304 shares reported to be outstanding as of July 30, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010, (b) an aggregate of 13,495,000 shares of Common Stock newly issued by the Issuer in the Sale and reported in the Issuer’s Form 8-K filed on July 6, 2010 and (c) the warrant shares.

CUSIP No. 379890106		13D

1.	Name of Reporting Persons Glenn Solomon

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,089,177 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,089,177 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,089,177 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.2% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 45,305,304 shares deemed to be outstanding, which includes (a) 30,810,304 shares reported to be outstanding as of July 30, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010, (b) an aggregate of 13,495,000 shares of Common Stock newly issued by the Issuer in the Sale and reported in the Issuer’s Form 8-K filed on July 6, 2010 and (c) the warrant shares.

CUSIP No. 379890106		13D

1.	Name of Reporting Persons Jenny Lee

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,089,177 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,089,177 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,089,177 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.2% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 45,305,304 shares deemed to be outstanding, which includes (a) 30,810,304 shares reported to be outstanding as of July 30, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010, (b) an aggregate of 13,495,000 shares of Common Stock newly issued by the Issuer in the Sale and reported in the Issuer’s Form 8-K filed on July 6, 2010 and (c) the warrant shares.

CUSIP No. 379890106		13D

1.	Name of Reporting Persons Hany M. Nada

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 104,718 shares of Common Stock (2)

	8.	Shared Voting Power 5,089,177 shares of Common Stock (3)

	9.	Sole Dispositive Power 104,718 shares of Common Stock (2)

	10.	Shared Dispositive Power 5,089,177 shares of Common Stock (3)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,193,895 shares of Common Stock (2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.5% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Shares with respect to which Nada has sole voting power consist of 104,718 shares of Common Stock issuable within 60 days of the date of this filing upon exercise of options held by Nada. Nada is considered to have sole dispositive power over 104,718 of such shares, which shares have vested or are scheduled to be vested within 60 days of the date of this filing.

(3)

Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(4)

This percentage is calculated based upon 45,305,304 shares deemed to be outstanding, which includes (a) 30,810,304 shares reported to be outstanding as of July 30, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010, (b) an aggregate of 13,495,000 shares of Common Stock newly issued by the Issuer in the Sale and reported in the Issuer’s Form 8-K filed on July 6, 2010 and (c) the warrant shares.

CUSIP No. 379890106		13D

1.	Name of Reporting Persons Thomas K. Ng

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒ (1)

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 5,089,177 shares of Common Stock (2)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 5,089,177 shares of Common Stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,089,177 shares of Common Stock (2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row 11 11.2% (3)

14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule is filed by the Reporting Persons. These Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.
(2)

Includes (i) 4,009,439 shares of Common Stock held by Granite Global Ventures II L.P., (ii) 980,500 shares that Granite Global Ventures II L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer, (iii) 79,738 shares of Common Stock held by GGV II Entrepreneurs Fund L.P., and (iv) 19,500 shares that GGV II Entrepreneurs Fund L.P. has the right to acquire within 60 days of the date of this filing pursuant to warrants to purchase shares of Common Stock of the Issuer. Granite Global Ventures II L.L.C. is the sole general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and possesses sole power to direct the voting and disposition of the shares owned by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. and may be deemed to have indirect beneficial ownership of the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. Granite Global Ventures II L.L.C. owns no securities of the Issuer directly. Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of Granite Global Ventures II L.L.C. and share voting and dispositive power over the shares held by Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their pecuniary interests therein.

(3)

This percentage is calculated based upon 45,305,304 shares deemed to be outstanding, which includes (a) 30,810,304 shares reported to be outstanding as of July 30, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010, (b) an aggregate of 13,495,000 shares of Common Stock newly issued by the Issuer in the Sale and reported in the Issuer’s Form 8-K filed on July 6, 2010 and (c) the warrant shares.

Introductory Note: This statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) is being filed on behalf of Granite Global Ventures II L.P., a limited partnership organized under the laws of the State of Delaware, GGV II Entrepreneurs Fund L.P., a limited partnership organized under the laws of the State of Delaware, Granite Global Ventures II L.L.C., a limited liability company organized under the laws of the State of Delaware (collectively, the “GGV Entities”), Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Ms. Jenny Lee (collectively with the GGV Entities, the “Reporting Persons”) in respect of shares of Common Stock, $0.0001 par value per share (“Common Stock”), of Glu Mobile, Inc. (the “Issuer”).

Item 1.	Security and Issuer.

This statement relates to shares of Common Stock, $0.0001 par value, of Glu Mobile Inc. having its principal executive office at 2207 Bridgepointe Parkway, Suite 250, San Mateo, California 94404.

Item 2.	Identity and Background.

(a)           The name of the reporting persons are Granite Global Ventures II L.P. (“GGV II”), GGV II Entrepreneurs Fund L.P. (“GGV II Entrepreneurs”), Granite Global Ventures II L.L.C., (“GGV II LLC”)., Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Ms. Jenny Lee.  A copy of their agreement in writing to file this statement of behalf of each of them is attached hereto as Exhibit A.  GGV II and GGV II Entrepreneurs are limited partnerships organized under the laws of the State of Delaware.  GGV II LLC, a limited liability company organized under the laws of the State of Delaware, is the general partner of GGV II and GGV II Entrepreneurs.  Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Glenn Solomon, Jixun Foo, and Ms. Jenny Lee are members of the investment committee of GGV II LLC.

(b)           The business address for GGV II, GGV II Entrepreneurs, GGV II LLC, and Messrs. Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng and Ms. Jenny Lee is  2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.

The business address for Mr. Ray A. Rothrock is 3340 Hillview Avenue, Palo Alto, CA  94304.

The business address for Mr. Anthony Sun is 76 Inglewood Lane, Atherton, CA  94027.

(c)           Messrs. Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, and Ms. Jenny Lee are managing members and investment committee members of GGV II LLC.  The address for Messrs. Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas K. Ng, and Ms. Jenny Lee is 2494 Sand Hill Road, Suite 100, Menlo Park, CA 94025.    The principal business for each of the forgoing reporting persons is the venture capital investment business.

Mr. Ray A. Rothrock is a Partner of Venrock and investment committee member of GGV II LLC.  The address for Mr. Ray A. Rothrock is 3340 Hillview Avenue, Palo Alto, CA  94304.  The principal business for Mr. Ray A. Rothrock is the venture capital investment business.

Mr. Anthony Sun is an investment committee member of GGV II LLC.  The address for Mr. Anthony Sun is 76 Inglewood Lane, Atherton, CA  94027.  The principal business for Mr. Anthony Sun is the venture capital investment business.

(d)           During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Reporting Persons, to the knowledge of the Reporting Persons, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            GGV II and GGV II Entrepreneurs are limited partnerships organized under the laws of the State of Delaware.  GGV II LLC is a limited liability company organized under the laws of the State of Delaware.  Messrs. Joel D. Kellman, Hany M. Nada, Thomas K. Ng, Anthony Sun, Ray A. Rothrock and Glenn Solomon are citizens of the USA.  Mr. Scott B. Bonham is a Canadian citizen.  Mr. Jixun Foo and Ms. Jenny Lee are citizens of Singapore.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling GGV II LLC (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule 1 hereto and is incorporated by reference herein.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 28, 2009, GGV II and GGV II Entrepreneurs entered into that certain Stock Purchase Plan with Piper Jaffray & Co. to acquire shares of common stock of the Issuer (the “Purchase Plan”) in accordance with the requirements of SEC Rule 10b5-1(c)(1).  Pursuant to the Purchase Plan, GGV II and GGV II Entrepreneurs acquired 980,500 and 19,500 shares, respectively, of the Issuer’s Common Stock, par value $0.0001 per share, at an average price of $1.0547 per share and an aggregate gross purchase price of $1,084,659.60.  The shares were acquired on three settlement dates: September 1, 2009, October 26, 2009 and October 27, 2009.  GGV II and GGV II Entrepreneurs received the funds through contributions of capital from their respective limited partners.  No part of the purchase price of the Securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Securities.  Mr. Nada serves on the Issuer’s Board of Directors and is a Managing Member and Investment Committee Member of GGV II LLC.

On August 27, 2010, GGV II purchased 1,961,000 shares of Common Stock and warrants to purchase, subject to certain limitations, 980,500 shares of Common Stock (the “Warrant Shares”), and GGV II Entrepreneurs purchased 39,000 shares of Common Stock and 19,500 Warrant Shares from the Issuer in a privately-negotiated transaction by the GGV Entities and certain other purchasers at an aggregate purchase price to GGV II of $1,961,000 and an aggregate purchase price to GGV II Entrepreneurs of $39,000.  GGV II and GGV II Entrepreneurs received the funds through contributions of capital from their respective limited partners.  No part of the purchase price of the Securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Securities.

Item 4.	Purpose of Transaction.

The Reporting Persons acquired the securities in open market transactions for investment purposes with the aim of increasing the value of their investments.

Subject to applicable legal requirements, one or more of the GGV Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the GGV Entities’ ownership of the Issuer’s securities, other opportunities available to the GGV Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the GGV Entities may dispose of all or a portion of their securities of the Issuer at any time. Each of the GGV Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide.

Other than as described above in this Item 4, none of the GGV Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being de-listed from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.

Item 5 (a) and (b).                 Interest in Securities of the Issuer.

The following information with respect to the ownership of the Common Stock by the Reporting Persons filing this statement on Schedule 13D is provided as of September 9, 2010:

GGV Entity	Shares Held Directly	Shares Issuable Upon Exercise of Options Held Directly (1)	Common Stock Issuable Upon Exercise of Common Stock Purchase Warrants	Sole Voting Power	Shared Voting Power (2)	Sole Dispositive Power	Shared Dispositive Power (2)	Beneficial Ownership (2)	Percentage of Class (3)

GGV II	4,009,439	0	980,500	0	5,089,177	0	5,089,177	5,089,177	11.2%

GGV II Entrepreneurs	79,738	0	19,500	0	5,089,177	0	5,089,177	5,089,177	11.2%

GGV II LLC	0	0	0	0	5,089,177	0	5,089,177	5,089,177	11.2%

Ray A. Rothrock	0	0	0	0	5,089,177	0	5,089,177	5,089,177	11.2%

Anthony Sun	0	0	0	0	5,089,177	0	5,089,177	5,089,177	11.2%

Scott B. Bonham	0	0	0	0	5,089,177	0	5,089,177	5,089,177	11.2%

Joel D. Kellman	0	0	0	0	5,089,177	0	5,089,177	5,089,177	11.2%

Hany M. Nada (4)	0	104,718	0	104,718	5,089,177	104,718	5,089,177	5,193,895	11.5%

Jixun Foo	0	0	0	0	5,089,177	0	5,089,177	5,089,177	11.2%

Glenn Solomon	0	0	0	0	5,089,177	0	5,089,177	5,089,177	11.2%

Jenny Lee	0	0	0	0	5,089,177	0	5,089,177	5,089,177	11.2%

Thomas K. Ng	0	0	0	0	5,089,177	0	5,089,177	5,089,177	11.2%

(1) Comprised of securities exercisable within 60 days of the date of this filing.

(2) GGV II LLC is the sole general partner of GGV II and GGV II Entrepreneurs and possesses sole power to direct the voting and disposition of the shares owned by GGV II and GGV II Entrepreneurs and may be deemed to have indirect beneficial ownership of the shares held by GGV II and GGV II Entrepreneurs.  GGV II LLC owns no securities of the Issuer directly.  Messrs. Ray A. Rothrock, Anthony Sun, Scott B. Bonham, Joel D. Kellman, Jixun Foo, Glenn Solomon, Hany M. Nada, Thomas, K. Ng, and Ms. Jenny Lee are members of the investment committee of GGV II LLC and share voting and dispositive power over the shares held by GGV II and GGV II Entrepreneurs.  These individuals disclaim beneficial ownership of the shares beneficially owned by the above entities except to the extent of their respective pecuniary interests therein.

(3) This percentage is calculated based upon 45,305,304 shares deemed to be outstanding, which includes (a) 30,810,304 shares reported to be outstanding as of July 30, 2010 in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission on August 9, 2010, (b) an aggregate of 13,495,000 shares of Common Stock newly issued by the Issuer in the Sale and reported in the Issuer’s Form 8-K filed on July 6, 2010 and (c) the warrant shares.

(4) Mr. Nada, who serves as on the Board of Directors of the Issuer, has options to purchase 104,718 shares of the Issuer’s Common Stock.  Options were granted on June 3, 2010 for 20,100 shares.  Such shares are immediately exercisable.  The option vests over 12 months, with 8.333% of the shares vesting on July 3, 2010 and the remaining shares vesting in equal monthly installments thereafter and subject to being fully vested in 2010.  Options were also granted on May 29, 2009 for 20,100 shares.  Such shares are immediately exercisable.  The option vests monthly over one year, with the first 1/12 vesting on June 29, 2009.  Options were also granted on June 4, 2008 for 31,185 shares.  Such shares are immediately exercisable.  The option vests monthly over one year, with the first 1/12 vesting on July 3, 2008.  Options were also granted on March 21, 2007 for 33,000 shares.  Such shares are immediately exercisable.  The option vests over three years with 16 2/3% of the shares vesting six months after grant, and the remaining shares vesting in equal monthly installments thereafter.  Options were also granted on April 20, 2007 for 333 shares.  Such shares are immediately exercisable.  The option vests over three years with 16 2/3% of the shares vesting September 21, 2007.  The remaining shares vest in equal monthly installments thereafter.

Item 5(c).	Except as set forth in Item 3 above, none of the Reporting Persons has effected any transaction in shares of Common Stock during the past 60 days.

Item 5(d).	No other person is known to have the right to receive or the power to direct the receipt of dividends from or any proceeds from the sale of the shares of Common Stock beneficially owned by the

Reporting Persons.

Item 5(e).	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit 1 — Agreement regarding filing of joint Schedule 13D.

Exhibit 2 — Stock Purchase Plan dated August 28, 2009 by and among GGV II, GGV II Entrepreneurs and Piper Jaffray & Co.

Exhibit 3 — Purchase Agreement dated June 30, 2010 (Incorporated by reference from the Issuer’s Form 8-K filed with the Commission on July 6, 2010).

Exhibit 4 — Stock Purchase Warrant dated August 27, 2010 (Incorporated by reference from the Issuer’s Form 8-K filed with the Commission on July 6, 2010).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

September 9, 2010	GRANITE GLOBAL VENTURES II L.P.
GGV II ENTREPRENEURS FUND L.P.

	BY:	GRANITE GLOBAL VENTURES II L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Hany M. Nada
Hany M. Nada
Manager

September 9, 2010	GRANITE GLOBAL VENTURES II L.L.C.

	By:	/s/ Hany M. Nada
Hany M. Nada
Manager

September 9, 2010	By:	/s/ Ray A. Rothrock
Ray A. Rothrock

September 9, 2010	By:	/s/ Anthony Sun
Anthony Sun

September 9, 2010	By:	/s/ Scott B. Bonham
Scott B. Bonham

September 9, 2010	By:	/s/ Joel D. Kellman
Joel D. Kellman

September 9, 2010	By:	/s/ Hany M. Nada
Hany M. Nada

September 9, 2010	By:	/s/ Jixun Foo
Jixun Foo

September 9, 2010	By:	/s/ Glenn Solomon
Glenn Solomon

September 9, 2010	By:	/s/ Jenny Lee
Jenny Lee

September 9, 2010	By:	/s/ Thomas K. Ng
Thomas K. Ng

ATTENTION:
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SCHEDULE I

Managing Members and Investment Committee Members:

Ray A. Rothrock

3340 Hillview Avenue

Palo Alto, California 94304

Principal Occupation:

Partner of Venrock and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship:  United States of America

Anthony Sun

76 Inglewood Lane

Atherton, California 94027

Principal Occupation:

Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship:  United States of America

Scott B. Bonham

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California  94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship:  Canada

Joel D. Kellman

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California  94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship:  United States of America

Hany M. Nada

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California  94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship:  United States of America

Jixun Foo

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California  94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship:  Singapore

Glenn Solomon

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California  94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship:  United States of America

Jenny Lee

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California  94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship:  Singapore

Thomas K. Ng

c/o GGV Capital

2494 Sand Hill Road, Suite 100

Menlo Park, California  94025

Principal Occupation:

Managing Member and Investment Committee Member of Granite Global Ventures II L.L.C., which serves as the general partner of Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P.

Citizenship:  United States of America

EXHIBIT 1

JOINT FILING STATEMENT

I, the undersigned, hereby express my agreement that the attached Schedule 13D (and any amendments thereto) relating to the common stock of Glu Mobile, Inc. is filed on behalf of each of the undersigned.

September 9, 2010	GRANITE GLOBAL VENTURES II L.P.
GGV II ENTREPRENEURS FUND L.P.

	BY:	GRANITE GLOBAL VENTURES II L.L.C.
	ITS:	GENERAL PARTNER

	By:	/s/ Hany M. Nada
Hany M. Nada
Manager

September 9, 2010	GRANITE GLOBAL VENTURES II L.L.C.

	By:	/s/ Hany M. Nada
Hany M. Nada
Manager

September 9, 2010	By:	/s/ Ray A. Rothrock
Ray A. Rothrock

September 9, 2010	By:	/s/ Anthony Sun
Anthony Sun

September 9, 2010	By:	/s/ Scott B. Bonham
Scott B. Bonham

September 9, 2010	By:	/s/ Joel D. Kellman
Joel D. Kellman

September 9, 2010	By:	/s/ Hany M. Nada
Hany M. Nada

September 9, 2010	By:	/s/ Jixun Foo
Jixun Foo

September 9, 2010	By:	/s/ Glenn Solomon
Glenn Solomon

September 9, 2010	By:	/s/ Jenny Lee
Jenny Lee

September 9, 2010	By:	/s/ Thomas K. Ng
Thomas K. Ng

EXHIBIT 2

Stock Purchase Plan

This Stock Purchase Plan (this “Plan”) is entered into this 28th day of August, 2009 between Granite Global Ventures II L.P. and GGV II Entrepreneurs Fund L.P. (together, the “Participant”) and Piper Jaffray & Co. (the “Broker”).

Recitals

The Participant desires to establish this Plan to systematically buy shares of common stock (the “Stock”) of Glu Mobile Inc. (GLUU) (the “Issuer”).

The Participant desires to engage the Broker to effect purchases of shares of the Stock in accordance with this Plan.

The Stock is principally traded on the NASDAQ (the “Exchange”).

Agreement

Therefore, the Participant and the Broker hereby agree as follows:

1.                                      The Broker shall use its best efforts to effect a purchase (each a “Planned Transaction”), commencing September 29, 2009 as follows:

The Broker will use its best efforts to purchase up to 1,000,000 shares using a $1.10 price limit. Purchases will not exceed 25% of each day’s trading volume with the exception of block sizes that are a minimum of 10,000 shares in size. All purchases will be allocated on a pro rata basis as described below (round where necessary).

•                  Granite Global Venture II LP (98.05%)

•                  GGV II Entrepreneurs Fund LP (1.95%)

2.                                      This Plan shall become effective on the date hereof and shall terminate on the earliest to occur of (check as many as apply):

☐  the termination of the Participant’s position as a (director) (officer) of the Issuer;

☐  aggregate purchase price of $                 having been paid;

☒  1,000,000 shares of Stock purchased, including any purchases made outside of this Plan with the Broker on or after August 26, 2009;

☒  Close of business on September 29, 2010; or

☐  the death of the Participant.

Notwithstanding the foregoing provisions of this Paragraph 2, the Participant may terminate this Plan at any time by providing written notice of termination prior to the requested date of termination.

3.                                      The Participant understands that if the Broker is not able to effect a Planned Transaction due to a market disruption or a legal, regulatory, or contractual restriction applicable to the Broker, then such Planned Transaction shall be canceled and shall not be effected pursuant to this Plan. The Broker shall effect such Planned Transaction as promptly as practical after the cessation or termination of such market disruption, applicable restriction, or other event.

4.                                      The Participant represents and warrants that he or she:

(a)                                  is not currently aware of any material nonpublic information with respect to the Issuer or any securities of the Issuer (including the Stock);

(b)                                 is not subject to any legal, regulatory, or contractual restriction or undertaking that would prevent the Broker from conducting the Planned Transactions in accordance with this Plan;

(c)                                  is entering into this Plan in good faith and not as part of a plan or scheme to evade the prohibitions of SEC Rule 10b5-1;

(d)                                 is an affiliate of the Issuer for purposes of SEC Rule 144; and

(e)                                  is currently able to purchase shares of Stock in accordance with the Issuer’s insider-trading policies and has obtained the approval of the Issuer’s General Counsel (or other appropriate compliance officer) to enter into this Plan at this time which approval is evidenced below by the Issuer’s acknowledgement hereof.

5.                                      The Participant shall immediately notify the Broker if the Participant becomes subject to a legal, regulatory, or contractual restriction or undertaking that would prevent the Broker from making Planned Transactions under this Plan, and, in such a case, the Participant and the Broker shall cooperate to amend or otherwise revise this Plan to take account of the restriction or undertaking (but neither party shall be obligated to take any action that would be inconsistent with SEC Rule 10b5-1(c)).

6.                                      It is the parties’ intent that this Plan comply with the requirements of SEC Rule 10b5-1(c)(1) and this Plan shall be interpreted to comply with the requirements thereof.  Any provision of this Plan that cannot be construed in accordance with Rule 10b5-1(c) shall be void.

7.                                      The Participant acknowledges that the Issuer may suspend the Planned Transactions at such times and for such periods as may be advisable to ensure compliance with, among other things, applicable securities laws and regulations, rules of the Exchange, or contractual or accounting requirements in connection with acquisitions or dispositions by the Issuer or the Issuer’s purchases of its securities.  Any such suspension shall be communicated to the Broker in writing by the Issuer’s General Counsel or other appropriate compliance officer and shall contain an acknowledgment that such suspension is being made in accordance with Rule 10b5-1(c).

8.                                      The Broker agrees not to use any information about the Planned Transactions in connection with purchases or sales of, or trading in, any securities of the Issuer, or derivative securities thereof, or provide other people with such information or recommend that other people buy or sell securities based upon such information.

9.                                      The Participant agrees to make, or to assist the Issuer in making, all filings required under Sections 13(d) and 16 of the Securities Exchange Act of 1934 (e.g., Forms 4 and 5) with respect to the Planned Transactions.  The Broker shall have no responsibility for any such filings.

10.                               The Participant agrees that the Issuer, in its discretion, may publicly disclose the existence and terms of this Plan.

11.                               All share numbers and dollar amounts set forth in this Plan shall automatically be adjusted to reflect stock splits, stock dividends, and similar events occurring after the date hereof.

12.                               The Participant may trade in securities of the Issuer in addition to the Planned Transaction, provided that the Participant complies with the insider-trading policies of the Issuer and applicable regulatory requirements and the Participant does not enter into or alter a corresponding or hedging transaction or position with respect to the Planned Transactions.  The Participant agrees to promptly notify the Broker of any transaction in the Stock by the Participant other than a Planned Transaction pursuant to this Plan.

13.                               This Plan may be amended only by a writing executed by the Participant and the Broker that is acknowledged by the Issuer.  Any such writing shall contain the Participant’s representation that he or she knows of no material nonpublic information regarding the Issuer or any of its securities (including the Stock) as of the date thereof.

IN WITNESS WHEREOF, the undersigned have signed this Plan as of the date first written above.

PARTICIPANT

By Hany Nada, Managing Director
Granite Global Ventures II L.L.C.,
General Partner of
Granite Global Ventures II L.P. and
GGV II Entrepreneurs Fund L.P.

PIPER JAFFRAY & CO.

	By:	Jay A. Hershey
	Its:	Managing Director

Acknowledged by:

GLU MOBILE INC.

By:
Its: